SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
June 2014

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F * Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes * No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Crescent Point Energy Corp.
(Registrant)

By:	/s/ Greg Tisdale
Name:	Greg Tisdale
Title:	Chief Financial Officer
Date: June 12, 2014

EXHIBITS
Exhibit 99.1	News Release re: Crescent Point Announces Saskatchewan Viking Consolidation Acquisition and Upwardly Revised Guidance for 2014 dated June 12, 2014